82-3430

TIOMIN RESOURCES INC.

04036285

PRESS RELEASE

Tiomin acquires option on titanium deposit in Guatemala

Toronto, Canada. August 10, 2004. Tiomin Resources Inc. (TSX: TIO) reports that it has signed an option agreement with Motagua Resources S.A. to earn up to 80% interest in a titanium-bearing hardrock deposit located in western Guatemala. Both ilmenite and rutile have been found in a dyke-related formation varying in width up to 12 meters. The 400 hectare property covers approximately 6 kilometers of this dyke formation.

The mineralogical characteristics of the deposit were analyzed from two samples. The mineralogy of these samples was performed by SGS Lakefield Research Limited while assaying was performed by SGS Mineral Services of Toronto.

SUPPL

	SAMPLE A	SAMPLE B
Mineral Assemblage:		
Ilmenite	62.1%	70.4%
Rutile	9.3%	20.0%
Assays:		
TiO_2	51.4%	56.1%
Fe_2O_3	47.5%	41.3%

More sampling will be required to fully define the economic potential of this deposit. Tiomin intends to initiate a comprehensive exploration program including mapping, geophysics and trenching. Samples collected by trenching will be used to design a metallurgical process to optimize the recovery of the ilmenite and rutile. Subject to favourable metallurgical results, Tiomin will proceed with drilling to fully define the resource.

"The strong presence of rutile in these initial samples suggests very encouraging potential for this grassroots project to evolve into a promising asset with further exploration," commented JC Potvin, Tiomin's President & CEO. "We intend to grow our global portfolio of mineral assets by applying our expertise in the early identification of properties that represent excellent value and growth for our shareholders". Tiomin can earn a 60% interest in the property by paying US$10,000 upon signing of the agreement, as well as US$15,000 semi-annually over the next five years until a total of US$1.0 million has been expended on the property inclusive of exploration expenditures. A further 20% interest in the property can be acquired with the completion of a feasibility study. Tiomin maintains a right of first refusal on Motagua's remaining interest.

Dr. Natalie Ross, Ph.D. Geo., a consulting geologist for Tiomin Resources, is the Qualified Person as defined by National Instrument 43-101 who supervised the analysis by Lakefield and has read and approved this news release.

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Tiomin Resources Inc. is a Canadian mineral development company with significant interests in the titanium mineral sands deposits of the coastal Province of Kenya. On July 6, 2004 Tiomin officially signed a 21-year mining lease with the Government of Kenya for the development of its Kwale titanium project which is projected to produce an average of 330,000 tonnes of ilmenite, 77,000 tonnes of rutile and 37,000 tonnes of zircon per year for the first six years of operation. Rutile and ilmenite are sources of titanium dioxide used primarily in the fabrication of pigments and titanium metal, while zircon is used in applications such as ceramic glazing, foundry molds and electronics.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com

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